               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                       AMENDED FORM 10SB

         GENERAL FORM FOR REGISTRATION OF SECURITIES
           PURSUANT TO SECTION 12(b) OR (g) OF THE
               SECURITIES EXCHANGE ACT OF 1934


                   ADVENTURE MINERALS INC.
                   -----------------------
      (Exact name of Company as specified in its charter)


NEVADA                                         98-0208988
------                                         ----------
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                 Identification
No.)

Suite 414, 1859 Spyglass Place
Vancouver, British Columbia, Canada            V6Z 4K6
-----------------------------------            -------
(Address of principal executive offices)       (Zip Code)


Registrant's telephone number, including area code: 604-687-7962
                                                    ------------
SEC File No.: 0-27295

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                 Name of each exchange on which
to be so registered                 each class is to be registered
-------------------                 ------------------------------
None						None


Securities to be registered pursuant to Section 12(g) of the Act:

         Common Shares, par value $0.001 per share
         -----------------------------------------
                      (Title of class)

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                     TABLE OF CONTENTS

                                                               Page

COVER PAGE ...................................................    1

TABLE OF CONTENTS ............................................    2

PART I .......................................................    3

     DESCRIPTION OF BUSINESS ..................................   3
     DESCRIPTION OF PROPERTY ..................................  14
     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES...  14
     REMUNERATION OF DIRECTORS AND OFFICERS ...................  15
     SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
        SECURITYHOLDERS .......................................  16
     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
        TRANSACTIONS ..........................................  16
     DESCRIPTION OF SECURITIES ................................  17

PART II .......................................................  18

     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER STOCKHOLDER MATTERS ...........  18
     LEGAL PROCEEDINGS ........................................  18
     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ............  18
     RECENT SALES OF UNREGISTERED SECURITIES ..................  18
     INDEMNIFICATION OF DIRECTORS AND OFFICERS ................  19

PART F/S ......................................................  21

     FINANCIAL STATEMENTS ..................................... 21A

PART III ......................................................  22

     INDEX TO EXHIBITS ........................................  22

SIGNATURES ....................................................  23


                                2

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                             PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

Item 6.  Description of Business

Organization
------------

Adventure Minerals Inc. (the "Company") was organized as a Nevada corporation on February 16, 1999.

The name of the Company was changed from "Magic Bag Corporation" to "Adventure Minerals Inc." by the filing a Certificate of Amendment of the Articles of Incorporation with the Nevada Secretary of State effective July 28, 1999. The Company completed the change of name in order that the Company's name would more accurately reflect the current business of the Company. The Company was inactive from the date of its incorporation as "Magic Bag Corporation" to April 1, 1999, the date the Company acquired the option to acquire an interest in a mineral property, as discussed below.

The Company was founded and organized by Mr. Grayson Hand, the President and a director of the Company. Mr. Hand is a promoter of the Company.

Business
--------

The Company is an exploration stage company engaged in the acquisition, exploration and development of mineral properties. The Company has an option to acquire an interest in the property described below under the heading "Kukagami Lake Property Option Agreement". The Company intends to carry out exploration work on the Kukagami Lake Property in order to ascertain whether the Kukagami Lake Property possesses commercially exploitable quantities of copper, nickel, platinum and/or palladium. There can be no assurance that a commercially exploitable mineral deposit, or reserve, exists in the Kukagami Lake Property until appropriate exploratory work is done and an economic evaluation based on such work concludes economic feasibility.

Kukagami Lake Property Option Agreement
---------------------------------------

The Company has acquired an option (the "Option") to acquire a 70% interest in a certain mineral claim situated in the Sudbury Mining District in the Province of Ontario, Canada (the "Kukagami Lake Property"). The Company acquired the Option pursuant to an agreement dated April 1, 1999 between the Company and Excellerated Resources Inc. ("Excellerated"). Excellerated is the owner of a 100% interest in the Kukagami Lake Property, subject to the Company's Option and a 2% net smelter royalty. The consideration paid by the Company to Excellerated for the grant of the Option was $1,500 CDN (equal to approximately $1,020 US as at October 25, 1999).

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The Option is exercisable by the Company incurring the following minimum cumulative  exploration expenditures on the Kukagami Lake
Property:

1.	$13,500 CDN (equal to approximately $9,160 US as at October 25,
1999) of exploration expenditures by April 30, 1999 (the Company and Excellerated have agreed these required exploration
expenditures have been met);
2.	$136,500 CDN (equal to approximately $92,630 US as at October 25,
1999) of exploration expenditures by April 1, 2000; and
3.	$150,000 CDN (equal to approximately $101,790 US as at October 25,
1999) of exploration expenditures by April 1, 2001.

In the event that the Company incurs, in any of the above periods, less than the required exploration expenditures, the Company may, at its option, pay to Excellerated the difference between the amount actually spent and the required exploration expenditure in full satisfaction of the exploration expenditures to be incurred. In the event that the Company spends, in any period, more than the required sum, then the excess will be carried forward and applied to the required exploration expenditures to be incurred in subsequent periods. Property exploration expenditures are defined in the Kukagami Lake Option Agreement to include all costs associated with the conduct of exploration on the Kukagami Lake Property. These costs include all cash, expenses, obligations and liabilities of whatever kind or nature spent or incurred directly or indirectly associated therewith in connection with the exploration and development of the Kukagami Lake Property.

The Company's interest in the Kukagami Lake Property is limited to an option to acquire a 70% interest in the property. If the Company fails to make any required payment or incur any required exploration expenditure, the Option will terminate and the Company will have no further rights to the Kukagami Lake Property. If the Company exercises the Option, then the Company will become the owner of a 70% interest in the Kukagami Lake Property and Excellerated will be the owner of the remaining 30% interest in the Kukagami Lake Property.

The Company has entered into an arrangement with Excellerated for the exploration of the Kukagami Lake Property. Excellerated has agreed to include the Kukagami Lake Property in an exploration program to be carried out by Excellerated on five properties in the vicinity of the Kukagami Lake Property which are owned by Excellerated. The Company has agreed to fund 10% of the cost of this exploration program. See
Item 6. "Description of Business - Plan of Operation". The Company advanced the amount of $8,299 to Excellerated to be applied to the cost of this exploration program prior to April 30, 1999. The Company also paid an amount of $960 for the geological report obtained by Excellerated on the Kukagami Lake Property and Excellerated's neighboring properties. See Item 6. "Description of Business - Geological Report". Excellerated has agreed to accept the payment for the geological report and the advance of funds towards the Company's share of the costs of the exploration program as exploration expenditures in the amount of $13,500 CDN (equal to approximately $9,160 US as of October 25, 1999) required to be completed on the Kukagami Lake Property by April 30, 1999 under the Option. Excellerated has not, as yet, performed any exploratory work per this agreement.

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The Company presently has no plans to conduct its own exploration program on the Kukagami Lake Property. The Company has entered into an agreement with Excellerated whereby the Company will fund its proportionate share of the exploration program to be carried out by Excellerated on the Kukagami Lake Property. The Company does not have any joint venture or other agreement with Excellerated for the further exploration or development of the Kukagami Lake Property in the event the Option is exercised by the Company and the Company acquires a 70% interest in the Kukagami Lake Property. There is no assurance that the Company and Excellerated would be able to reach agreement on the exploration or development of the Kukagami Lake Property in the event that the Company acquires a 70% interest in the Kukagami Lake Property.
 Failure to reach such an agreement with Excellerated could impair the ability of the Company to complete further exploration or development of the Kukagami Lake Property.

A copy of the Kukagami Lake Option Agreement is attached to this Registration Statement as an Exhibit. The information provided in this Registration Statement with respect to the Kukagami Lake Option
Agreement is qualified in its entirety by reference to the complete text of that agreement.

Kukagami Lake Property
----------------------

The Kukagami Lake Property is comprised of one (1) mineral claim located in the Sudbury Mining Division in the Township of Kelly in the Province of Ontario, Canada (the "Mineral Claim"). The Mineral Claim is owned by Excellerated subject to a 2% net smelter royalty in favor of Mr. J. D. Jevning. The net smelter royalty requires the owner of the Kukagami Lake Property to pay to Mr. Jevning an amount equal to 2% of net smelter returns earned on the Kukagami Lake Property. Net smelter returns are the proceeds received from the sale of resources extracted from the Kukagami Lake Property, less all smelter and refinery charges, transportation costs, insurance premiums and sampling and assaying charges.

The Mineral Claim is un-patented and un-surveyed and consists of 16 units. Mineral claims in the Province of Ontario which are un-patented entitle the holder to conduct mineral exploration but do not entitle the holder to develop or enter into production on the property comprising the mineral claim. In order to develop or enter into production of a mineral claim, the claim must be a patented mineral claim. The process of patenting a mineral claim requires that the claim be surveyed and an application for patent be submitted to the Ministry of Northern Development and Mines. Mineral claims which are un-surveyed are mineral claims on which no formal survey has been completed in order to precisely determine the boundaries of the mineral claim. The term "units" refers to a standard measurement of area for mineral claims in the Province of Ontario.

The Mineral Claim is adjacent to five mineral claims owned by Excellerated in the vicinity of the Mineral Claim (these claims are referred to as the "Excellerated Properties"). The claims comprising the Excellerated Properties and the claim comprising the Kukagami Lake Property were recorded on February 26, 1999.

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Geological Report
-----------------

The Company has obtained a geological report from on the Kukagami Lake Property prepared by Mr. James G. Burns, P. Eng, of 190 Graye Crescent, Timmins, Ontario (the "Geological Report"). The Geological Report summarizes the exploration history of the Kukagami Lake Property and the Excellerated Properties, the regional geology of the Kukagami Lake Property and the Excellerated Properties and provides conclusions and recommendations for a work program on the Kukagami Lake Property and the Excellerated Properties. These results of the Geological Report are summarized below.

Location of the Kukagami Lake Property
--------------------------------------

The Kukagami Lake Property is located approximately 50 kilometers east of Sudbury in the Township of Kelly, Province of Ontario, Canada. Access to the Kukagami Lake Property is by secondary highway and then via logging roads. Access is limited to snow-free months, unless logging operations are in progress in the area. The snow-free months are generally from mid-April through to the beginning of December of each year. There is no infrastructure on the Kukagami Lake Property, other than logging roads in the vicinity.

A copy of two maps showing the location and accessibility of the Kukagami Lake Property are attached to this Registration Statement as an Exhibit.

History of the Kukagami Lake Property
-------------------------------------

Prospecting has been conducted in the vicinity of the Kukagami Lake Property since the 1890's. No exploration has been conducted on the Kukagami Lake Property.

Geology of the Kukagami Lake Property
-------------------------------------

The Kukagami Lake Property is underlain by a sedimentary rock formation. This sedimentary rock formation is intruded in areas by an igneous rock formation known as the "Nippissing Gabbro". The
Geological Report confirmed the presence of the Nippissing Gabbro formation on the Kukagami Lake Property.

The Geological Report also confirmed that there is a recognized close spatial relationship between the Nipissing Gabbro formation and mineralization. Minerals associated with the Nipissing Gabbro formation include copper-nickel-platinum group elements. Platinum group elements include platinum and palladium. The Geological Report concluded that there are copper-nickel-platinum group element occurrences within Nippissing Gabbro formation in the immediate area of the Kukagami Lake Property.

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Conclusions of the Geological Report
------------------------------------

The Geological Report concluded that the Nippissing Gabbro intrusion underlying the Kukagami Lake Property is considered highly prospective for copper-nickel-platinum group element mineralization. Accordingly, the Kukagami Lake Property warrants a more detailed examination of its mineral potential. The Geological Report recommended a two-phase multi-discipline exploration program to investigate the economic potential of the Kukagami Lake Property and the Excellerated Properties.

Recommendations
---------------

The Geological Report identified the exploration objective for the Kukagami Lake Property as being the copper-nickel-platinum group element deposits which may be hosted by the Nippissing Gabbro formation.

The Geological Report outlined a two phase exploration program for the Kukagami Lake Property and the Excellerated Properties. The first phase of the work program would be comprised of the following activities: (I) geological mapping; (ii) hand collection of rock and soil samples;
(iii) analysis of rock and soil samples collected; and (iv) geological surveys. The second phase of the work program would consist of a diamond drilling program and additional geological surveys. The determination on whether to proceed to the second phase of the work program would be made based on the results of the first phase of the work program.

In addition, the Geological Report provided a detailed budget of each phase of the exploration program. The exploration budget for phase one of the work program on the Excellerated Properties and the Kukagami Lake Property is approximately $100,000 US, including an amount of approximately $7,300 as a contingency. The exploration budget for phase two of the work program is approximately $155,000 US, including the amount of approximately $7,500 US as a contingency. The exploration budget consists of estimated costs. There is no assurance that the actual cost of the work programs will not exceed the budgeted costs.

The Company and Excellerated have determined to proceed with phase one of the exploration program recommended on the Excellerated Properties and the Kukagami Lake Property. Excellerated will carry out phase one of the exploration program. The Company has agreed to pay to Excellerated an amount equal to 10% of the cost incurred by Excellerated completing phase one of the exploration program.

Company's Plan of Operation
---------------------------

The Company is proceeding with phase one of the recommended work program on the Kukagami Lake Property by agreeing to fund its proportionate share of the work program to be completed by Excellerated on the Excellerated Properties and the Kukagami Lake Property. The Company has advanced the amount of $8,299 US to Excellerated towards the Company's proportionate share of the cost of phase one of the
exploration program.   The Company will be

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obligated to pay to Excellerated any amount by which the
Company's share of the cost of phase one of the work program exceeds the amount advanced.

The Company has raised sufficient funds from prior offerings of its securities, as set forth in Item 4 of Part II of this Registration Statement, to fund its share of phase one of the exploration program to be carried out by Excellerated. The Company will assess whether to proceed with further exploration programs upon completion of phase one of the exploration program and an evaluation of the results of this exploration program.

The Company had cash on hand in the amount of $39,838 US as of July 31, 1999. The Company has funded its share of phase one of the exploration program. The Company believes that its cash reserves are also sufficient to meet its obligations for the next twelve-month period, including the legal and accounting expense of complying with its obligations as a reporting issuer under the Securities Exchange Act of 1934, in addition to the cost of completing phase one of the exploration program.

The Company will require additional funding in the event that the Company determines to proceed with its share of phase two of the
exploration program.   The anticipated cost of the Company's share of
phase two of the exploration program is approximately $10,700 US which is in excess of the projected cash reserves of the Company upon completion of phase one of the exploration program. The Company anticipates that additional funding will be in the form of equity financing from the sale of the Company's common stock. There is no assurance that the Company will be able to achieve additional sales of its common stock sufficient to fund Phase Two of the exploration program. The Company believes that debt financing will not be an alternative for funding Phase Two of the exploration program. The Company does not have any arrangements in place for future equity financing.

If the Company does not secure additional financing, the Company will not be able to complete its share of phase two of the exploration program or meet its obligation to Excellerated under the Option to incur $286,500 CDN (equal to approximately $194,420 US as at October 25, 1999) of exploration expenditures, in aggregate, on the Kukagami Lake Property by April 1, 2001. The Company will be required to abandon the Option in the event that the Company is unable to achieve sufficient financing as required to incur $286,500 CDN (equal to approximately $194,420 US as at October 25, 1999) of exploration
expenditures on the Kukagami Lake Property by April 1, 2001.   The
Company will consider brining in a joint venture partner for the Kukagami Lake Property if the Company is unable to achieve sufficient funding by itself to proceed with the required exploration expenditures and the Company does not want to abandon the Kukagami Lake Property. The Company will pursue acquiring interests in alternate mineral properties in the event of termination of the Option due to a failure to incur the required exploration expenditures.

Management Agreement
--------------------

The Company has entered into a management agreement dated April 1, 1999 with WFC Management Corporation, a company controlled by Mr. Grayson Hand, whereby WFC Management Corporation has agreed to provide management and administration services to the

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Company for a fee of $750 US per month for a one-year term commencing
April 1, 1999 and expiring March 31, 1999 (the "Management Agreement"). The services include the management services of Mr. Hand, reception, secretarial services, accounting services, investor relations and general office services. Mr. Hand founded and organized the Company. Mr. Hand is a promoter of the Company.

A copy of the Management Agreement is attached to this Registration Statement as an Exhibit. The information provided in this Registration Statement with respect to the Management Agreement is qualified in its entirety by reference to the complete text of that agreement.

Competition and Marketing
-------------------------

The mining industry, in general, is intensely competitive. There can be no assurance that even if commercial quantities of ore are discovered, a ready market will exist for its sale. Numerous factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Compliance with Government Regulation
-------------------------------------

The Company will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the Province of Ontario. In addition, production of minerals in the Province of Ontario will require prior approval of applicable governmental regulatory agencies. There can be no assurance that such approvals will be obtained. The cost and delay involved in attempting to obtain such approvals cannot be known in advance.

The Company will not be required to obtain any permit in order to conduct preliminary exploration program on the Kukagami Lake Property.
 Preliminary exploration includes activities such as diamond drilling and limited amounts of outcrop stripping. The Company will be required to obtain a permit from the Ministry of Northern Development and Mines of the Province of Ontario if the Company undertakes an advanced exploration program. An advanced exploration program includes activities such as: (i) the excavation of an exploratory shaft, adit or decline; (ii) the installation of a mill for test purposes; (iii) extraction of material in excess of 500 tonnes; (iv) exploration carried out underground; (v) surface stripping of an area in excess of 10,000 square meters or displacement of material in excess of 10,000 cubic meters; or (vi) ) surface stripping of an area in excess of 2,500 square meters of displacement of material in excess of 2,500 cubic meters if any of the activity occurs less than 100 meters from a body of water.

During the exploration phase of the Excellerated Properties, the Company will be subject to regulation by the Ministry of Natural
Resources, a ministry of the Province of Ontario.  The

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Company has budgeted for regulatory compliance costs in the proposed work program recommended by the Geological Report. The Company will have to sustain the cost of reclamation and environmental mediation for all exploration (and development) work undertaken. The amount of these costs is not known at this time as the Company does not know the extent of the exploration program it will undertake, beyond completion of the recommended work program, or if it will enter into production on the Excellerated Properties. Because there is presently no information on the size, tenor, or quality of any resource or reserve, it is impossible to assess the impact of any capital expenditures on the Company, its earnings or competitive position in the event a potentially-economic deposit is discovered.

If the Company enters the production phase, the cost of complying with permit and regulatory environment laws will be greater because the impact on the project area is greater. Permits and regulations will control all aspects of the production program if the project continues to that stage. Examples of regulatory requirements include:

-     Water discharge will have to meet drinking water standards;

-     Dust generation will have to be minimal or otherwise re-mediated;

- Dumping of material on the surface will have to be re-contoured and re-vegetated with natural vegetation;

- An assessment of all material to be left on the surface will need to be environmentally benign;

- Ground water will have to be monitored for any potential contaminants;

- The socio-economic impact of the project will have to be evaluated and if deemed negative, will have to be re-mediated; and

- There will have to be an impact report of the work on the local fauna and flora including a study of potentially endangered species.

Exploration Risk
----------------

Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures to be made by the Company in the acquisition of the interests described herein will result in discoveries of commercial quantities of ore. Hazards such as unusual or unexpected formations and other conditions are involved in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.
The payment of such liabilities may have a material adverse effect on the Company's financial position.

The Company does not presently have any liability insurance in place. The Company anticipates acquiring liability insurance in the event that the Company acquires a 70% interest in the

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Kukagami Lake Property and the Company determines to proceed with further exploration or development activities. The Company does not have any environmental liability insurance. The Company believes that environmental liability insurance could not be obtained for exploration or development activities on the Kukagami Lake Property.

The Company cannot give any assurance as to what would be considered a "commercial quantity" of ore for the Excellerated Properties. A "commercial quantity" of ore is a quantity of ore which is sufficient to economically justify commercial exploitation. In determining whether a body of ore economically justifies exploitation, the Company will assess those factors which impact on the economics of production of the Excellerated Properties, including prevailing mineral prices, the concentration of minerals within the ore, cost of mining and production, costs of money, costs of environmental compliance and general economic conditions.

No Known Bodies of Ore
----------------------

There are no known bodies of ore on the Company's optioned property. The business plan of the Company is to raise funds to carry out further exploration with the objective of establishing ore of commercial tonnage and grade. If the Company's exploration programs are successful, additional funds will be required for the development of economic reserves and to place them in commercial production. The only source of future funds presently available to the Company is through
the sale of equity capital.   Any future sales of the Company's common
stock or other equity capital could result in substantial dilution to the shareholders of the Company. The extent of dilution to shareholders would depend on the number of equity securities sold by the Company and the price at which the equity securities are sold. The only alternative for the financing of further exploration would be the offering by the Company of an interest in its optioned property to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated.

Research and Development Expenditures
-------------------------------------

During the past two fiscal years, the Company has not completed any research or development expenditures.

Subsidiaries
------------

The Company has no subsidiaries.

Employees
---------

As of November 1, 1999, the Company had no employees, other than its officers.

The Company's one officer is Mr. Grayson Hand who is President, Secretary and Treasurer of the Company. Mr. Hand provides his services on a part-time basis as required for the business of the Company. Mr. Hand presently commits approximately 15% of his business time to the business of the Company. The Company presently pays to WFC Management Corporation, a

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company controlled by Mr. Hand, a management fee of $750
per month pursuant to the Management Agreement.   Mr. Hand founded and
organized the Company. Mr. Hand is a promoter of the Company. The Company views the compensation payable to WFC Management Corporation as being equal to the fair market value for the services of Mr. Hand.

Mr. Hand's prior experience in mineral exploration includes acting as president of Leigh Resources from July 7, 1995 to January 21, 1997. Leigh Resources is a publicly traded mineral exploration company which is traded on the Vancouver Stock Exchange. Mr. Hand supervised the exploration activities of Leigh Resources during his tenure as president of Leigh Resources. Mr. Hand's responsibilities included: (i) negotiating joint venture agreements for the mineral exploration of Leigh Resources' properties; (ii) overseeing mineral exploration activities; (iii) hiring drilling contractors and geologists; and (iv) financing activities for the funding of exploration. Leigh Resources was engaged in mineral exploration activities during this period and its activities did not extend to the development or production of its mineral properties. Mr. Hand was appointed a director of Leigh Resources in July, 1995 and remains a director of Leigh Resources.

The Company does not pay to its directors any compensation for each director serving as a director on the Company's board of directors.

The Company conducts its business through agreements with consultants and arms-length third parties.

Patents and Trademarks
----------------------

The Company does not own, either legally or beneficially, any patent or trademark.

YEAR 2000 RISK
--------------

Background

Computer systems, software packages, and microprocessor dependent equipment may cease to function or generate erroneous data when the Year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the Year 2000, a four-digit date code field will be required to be what is commonly termed "Year 2000 compliant."

Readiness

The Company has completed an assessment of all internal systems and operations to determine Year 2000 compliance. The Company does not own any computer hardware or license any computer software in its operations as a geological exploration company. As such, the Company does not anticipate any material adverse operational issues to arise from the Year 2000 problem affecting internal systems and operations.

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The Company has investigated the Year 2000 compliance of all computer hardware and computer software used by the Company's consultants in the Company's business operations. The Company has relied upon the verbal representations of each of its consultants that third party software used by the consultant is Year 2000 compliant. The Company has relied upon verbal representations by consultants that all computer hardware purchased is Year 2000 compliant. The Company has not made any direct inquiry of hardware or software providers to determine if the computer hardware and software used by its consultants is Year 2000 compliant. The Company cannot give any assurance that all computer hardware and software used by its consultants will be Year 2000 compliant. Accordingly, there is no assurance that the Company will not be affected by Year 2000 problems arising from problems with the Year 2000 problems experienced by its consultants.

While the Company has completed its review of Year 2000 readiness, it will continue to make inquiries of any future third parties with which it has business dealings as to Year 2000 compliance of hardware and software systems until January 1, 2000.

Risks

The Company may realize exposure and risk if the systems for which it is dependent upon to conduct day-to-day operations are not year 2000 compliant. The Company's worst case scenario would be the loss of data regarding its property and business operations and the inability of its consultants to provide consultant services to the Company until such time as computer hardware and software was upgraded. The Company has instructed its consultants to maintain back-ups of all data relating to the Company's operations. In the event of a worst case scenario, the consultants would be forced to complete the necessary hardware and software upgrades and restore the backed-up data.

Estimated Year 2000 Costs

The Company estimates that its total internal cost for ensuring Year 2000 compliance for all internal systems to date to be less than $5,000. The Company anticipates incurring internal costs of less than $10,000 in completing its Year 2000 compliance plan. The Company has not incurred any external cost in ensuring Year 2000 compliance in view of the fact that the Company has only recently commenced operations and has relied upon representations of its consultants as to Year 2000 compliance.

Contingency Planning

The Company's contingency plan consists of a back-up of all computer databases and documentation.

Item 7.  Description of Property

The Company has an option to acquire a 70% interest in the Mineral Claim, as described in detail in Item 6 of Part I of this Registration Statement under "Excellerated Properties Option Agreement". The Company does not own or lease any property other than its option to acquire an interest in the Kukagami Lake Property.


Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the directors, executive officers and significant employees of the Company, their present positions with the Company, and their biographical information.

1.	Directors and Officers
      ----------------------

Name	                Age  Office                   Term of Office
----                  ---  ------                   --------------
Grayson W. Hand       62   President/Secretary/     One year
                           Treasurer/Director

Gordon A. Keevil      47   Director                 One year

Mr. Grayson Hand is a director and is President of the Company. Mr. Hand is a Vancouver businessman who has over 25 years of senior management and executive level business experience. He has acted as a director of Global Technologies Inc., Medical Polymers Technologies Inc., Tanisys Technology Inc. and Leigh Resources Ltd., each of which is a publicly traded company. Mr. Hand was president of Leigh Resources from July 7, 1995 to January 21, 1997. Mr. Hand was appointed a director of Leigh Resources in July, 1995 and remains a director of Leigh Resources. Leigh Resources is a publicly traded mineral exploration company which is traded on the Vancouver Stock Exchange and which was involved in mineral exploration at the time Mr. Hand was president. Mr. Hand supervised the exploration activities of Leigh Resources during his tenure as president of Leigh Resources. Mr. Hand's responsibilities included: (i) negotiating joint venture agreements for the mineral exploration of Leigh Resources' properties;
(ii) overseeing mineral exploration activities; (iii) hiring drilling contractors and geologists; and (iv) financing activities for the funding of exploration. Leigh Resources was engaged in mineral exploration activities during this period and its activities did not extend to the development or production of its mineral properties. Since 1997, Mr. Hand has acted as the president and a director of a private company which has developed and patented a toilet retrofit device which allows for less water to be used in new and existing toilets. Mr. Hand continues to be involved with this private company and is currently involved in commencing the marketing and commercial production of the toilet retrofit device. Mr. Hand's business experience also includes senior management positions and ownership of companies in the communication field as well as public companies.

Mr. Gordon A. Keevil is a director of the Company. Mr. Keevil graduated with a degree in geology from Queen's University in 1975 and has since early 1976 worked in natural resource exploration and development. He has concentrated on exploration working predominately with listed junior resource companies. He has served as a director or officer of a number of Canadian Companies. Between 1976 and 1988, Mr. Keevil served as a director and officer of Quinterra Resources Inc., Seaforth Mines Ltd., Highland Crow Resources Inc., Emerald Lake Resources Inc., all listed on the Vancouver Stock Exchange, and Noramco Mining Corp., listed on the Toronto Stock Exchange. From 1992 to 1993, Mr. Keevil was a director and president of Dorado Resources, a private oil and gas company in Calgary. Dorada Resources was involved in both the production of and exploration for oil and natural gas in Alberta, Canada. Mr. Keevil was responsible for overseeing the technical exploration activities of Dorado Resources and assisted with day to day corporate management. From 1995 to 1996, he was a consultant to Spokane Resources Ltd. and Ivory Oils and Minerals Inc. of Vancouver, each of which were active in mineral exploration in Canada. Mr. Keevil provided assistance to Spokane Resources and Ivory Oils and Minerals concerning the acquisition and evaluation of exploration prospects and assisted with
day to day operations.   Since 1997, Mr. Keevil has been a director and
officer of Leigh Resource Corporation of Vancouver, Canada. Since 1997, he has also been a director of Stealth Ventures Ltd. of Vancouver, Canada. Leigh Resources has been involved in mineral exploration and oil and gas exploration and production during the time of Mr. Keevil's involvement. Mr. Keevil directs the evaluation of mineral properties and acquisitions for Leigh Resources and directs the day to day operations of Leigh Resources' natural resources projects. Mr. Keevil also serves as a consultant to exploration companies active in the mineral resource industry. Mr. Keevil has devoted the majority of his business time to the business of Leigh Resources since February,1997.

2.	Significant Employees
      ---------------------

The Company does not have any significant employees.

3.	Term of Office
      --------------

Officers and directors of the Company serve for a term of one year until the next annual general meeting of the Company or until removed in accordance with the by-laws of the Company.


Item 9.  Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid executive officers and directors for period from commencement of the Company's business on April 1, 1999 to September 30, 1999 As indicated below, the Company does not presently pay any compensation to any of its officers and directors. The Company may during the course of the current year decide to compensate its officers and directors for their services. No other compensation is anticipated to be paid to any such officers other than the cash compensation set forth below.

------------------------------------------------------------------
                   Summary Compensation Table
------------------------------------------------------------------
Name 		Position         	Year      Management Fee
----            --------                ----      --------------
Grayson Hand	President		1999	      $4,500
------------------------------------------------------------------


The services of Mr. Hand are provided pursuant to the Management
Agreement with WFC Management Corporation. See Item 6 - "Description of Business - Management Agreement".


Item 10.  Security Ownership of Management and Certain Security Holders

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer and (iii) all directors and officers as a group:

                 Name and Address    Amount of		  Percent
Title of Class   of Beneficial Owner Beneficial Ownership of Class
--------------   ------------------- -------------------- --------
Common Stock     Grayson Hand		  1,200,000	   59.0%
                 Suite 414
                 1859 Spyglass Place
                 Vancouver, BC
                 Canada V5Z 4K6

Common Stock     Gordon A. Keevil		  0           0%
                 3790 Southridge Avenue
                 West Vancouver, BC
                 Canada V7V 3J1

Common Stock     Directors and Officers   1,200,000        59.0%
                 As a Group


Item 11.  Interest of Management and Others in Certain Transactions

Except as set forth below, one of the directors or officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company.

The Company has entered into the Management Agreement with WFC Management Corporation, a company controlled by Mr. Grayson Hand, President of the Company. Under the Management Agreement, the Company has agreed to pay to WFC Management Corporation a management fee of $750 per month for a one year term in consideration for management and administration services to be provided by WFC Management Corporation to the Company. See Item 6 of Part I of this Registration Statement under "Management Agreement".

Item 12.  Description of Securities

Common Stock

The Company has authorized 25,000,000 common shares par value $0.001 of Common Stock, of which 2,033,000 are currently outstanding.

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. There is no right to cumulate votes for the election of directors. Stockholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Certificate of Incorporation.

Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor, subject to the rights of holders of any outstanding preferred stock. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities, subject to the rights of the holders of any outstanding preferred stock, shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Warrants

The Company does not have any warrants to purchase securities of the Company outstanding.

Options

The Company does not have any options to purchase securities of the Company outstanding. The Company may in the future establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent

Pacific Stock Transfer Company of Las Vegas, Nevada is the transfer agent for the Shares.

                              PART II


Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Other Stockholder Matters

The Company anticipates applying for a listing on the OTC Bulletin Board upon effectiveness of this Registration Statement. Currently, there is no public market for the Company's stock and there is no assurance that a public market will materialize.

As of the date of this Registration Statement, there were forty-seven
(47) registered shareholders in the Company. There are no dividend restrictions in the Company.

None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

The issuance of dividends to shareholders is at the discretion of the board of directors of the Company. The Company has not issued any dividends since its inception and does not have plans to do so in the foreseeable future.

Item 2.  Legal Proceedings

There are no legal proceedings pending or threatened against the Corporation.

Item 3.  Changes in and Disagreements with Accountants

The Company has had no changes in or disagreements with its accountants since its inception in February 19, 1999.

Item 4.  Recent Sales of Unregistered Securities

The Company completed an offering of 1,200,000 common shares at a price of $0.005 per share on April 01, 1999 pursuant to Section 4(2) of the Securities Act of 1933. All of these shares were sold to Grayson Hand, the President, Secretary, Treasurer and Director of the Company, and are "restricted shares" within the meaning of the Securities Act of 1933. All shares were issued for cash consideration.

The Company completed an offering of 800,000 common shares at a price of $0.05 per share on April 2, 1999 to a total of thirteen (13) investors. Each investor is an individual each of whom was known to an officer and director of the Company prior to the commencement of the offering. The offering was completed pursuant to Rule 504 of Regulation D of the Act on the basis that (I) the offering was for an offering of stock less than $1,000,000, in the aggregate; (ii) the Company had a specific business plan at the time of the offering, being the exploration of the Kukagami Lake Property; (iii) the Company was not subject to the reporting requirements of the Securities and Exchange Act of 1934 at the time of the offering. The offering was also completed pursuant to exemptions provided by Section 46(j) of the Securities Act of British Columbia. All shares were issued for cash consideration.

The Company completed an offering of 33,000 common shares at a price of $0.25 per share on April 5, 1999 to a total of thirty three (33) investors. Each investor is an individual each of whom was known to an officer and director of the Company prior to the commencement of the offering. The offering was completed pursuant to Rule 504 of Regulation D of the Act on the basis that (I) the offering was for an offering of stock less than $1,000,000, in the aggregate; (ii) the Company had a specific business plan at the time of the offering, being the exploration of the Kukagami Lake Property; (iii) the Company was not subject to the reporting requirements of the Securities and Exchange Act of 1934 at the time of the offering. The offering was also completed pursuant to exemptions provided by Section 46(j) of the Securities Act of British Columbia. All shares were issued for cash consideration.

The aggregate of these offerings, if integrated under Rule 502 of Regulation D of the Act is less than the $1,000,000 limit the exemption allows.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Nevada Revised Statutes (the "NRS") and the Bylaws of the Company.

Under the NRS, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a wilful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest; (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful); (iii) a transaction from which the director derived an improper personal profit; and (iv) wilful misconduct.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Nevada General Corporation Law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the corporation under the Nevada General Corporation Law or (iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

The Company has been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                             PART F/S
                       FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1.	Audited financial statements for the period ending April 30,
1999, including:

(a)	Balance Sheet;

(b)	Statement of Loss and Deficit;

(c)	Statement of Cash Flows;

(d)	Statement of Stockholders' Equity;

(e)	Notes to Financial Statements.


2.	Un-audited financial statements for the period ending July 31,
1999, including:

(a)	Balance Sheet;

(b)	Statement of Loss and Deficit;

(c)	Statement of Cash Flows;

(d)	Statement of Stockholders' Equity;

(e)	Notes to Financial Statements.

3. 	Consent of Auditor

                       ADVENTURE MINERALS INC.

                  (Formerly MAGIC BAG CORPORATION)

                   (An Exploration Stage Company)

                       FINANCIAL STATEMENTS


                          APRIL 30, 1999
                     (Stated in U.S. Dollars)

                                  ------------------------------
                                  Morgan & Company
                                  ------------------------------
                                  Chartered Accountants
                                  ------------------------------
                                  P.O. Box 10007, Pacific Centre
                                  Suite 1730 - 700 West
                                  Georgia Street
                                  Vancouver, B.C. V7Y 1A1
                                  Telephone (604) 687-5841
                                  Fax (604) 687-0075
                                  ------------------------------


                        AUDITORS' REPORT


To the Directors
Adventure Minerals Inc.
(Formerly Magic Bag Corporation)

We have audited the balance sheet of Adventure Minerals Inc. (Formerly Magic Bag Corporation), (an exploration stage company) as at April 30, 1999 and the statements of loss and deficit accumulated during the exploration stage, cash flows and stockholders' equity for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 1999 and the results of its operations and the cash flows for the period then ended in accordance with United States generally accepted accounting principles.



Vancouver, B.C.	                         \s\ Morgan & Company
July 22, 1999,except as to Note 7          Chartered Accountants
which is as of October 25, 1999

                      ADVENTURE MINERALS INC.
                 (Formerly MAGIC BAG CORPORATION)
                  (An Exploration Stage Company)

                          BALANCE SHEET

                          APRIL 30, 1999
                    (Stated in U.S. Dollars)

------------------------------------------------------------------

ASSETS

Current
   Cash                                                $   42,954

Mineral Property (Note 3)                                   1,000

Exploration Advance (Note 4)                                8,299
                                                       ----------
                                                       $   52,253
==================================================================

LIABILITIES

Current
   Accounts payable                                    $    2,081
                                                       ----------
SHAREHOLDERS' EQUITY

Share Capital
   Authorized:
     100,000,000 Common shares, par value
     $0.001 per share

   Issued and outstanding:
     2,033,000 Common shares                                2,033

Additional paid in capital                                 52,217

Deficit Accumulated During The Exploration Stage           (4,078)
                                                       ----------
                                                           50,172
                                                       ----------
                                                       $   52,253
==================================================================

Contingencies (Note 5)

Commitment (Note 6)

Approved By Directors:


-----------------------------        -----------------------------

                        ADVENTURE MINERALS INC.
                   (Formerly MAGIC BAG CORPORATION)
                    (An Exploration Stage Company)

                   STATEMENT OF LOSS AND DEFICIT
                      (Stated in U.S. Dollars)

------------------------------------------------------------------
                                        Period From
                                            Date Of
                                       Organization      Inception
                                        February 17    February 17
                                               1999           1999
                                        To April 30    To April 30
                                               1999           1999
------------------------------------------------------------------

Expenses
   Office administration and sundry     $       784   $        784
   Mineral property exploration
     Expenditures                               963            963
   Professional fees                          2,331          2,331
                                         ----------   ------------
Net Loss For The Period                       4,078   $      4,078
                                                      ============
Deficit Accumulated During The
  Exploration Stage,
  Beginning Of Period                             -
                                         ----------

Deficit Accumulated During The
  Exploration Stage,
  End Of Period                          $    4,078
                                         ==========

Net Loss Per Share                            $0.01
                                              =====

Weighted Average Number of Shares
  Outstanding                               805,905
                                         ==========

                     ADVENTURE MINERALS INC.
                 (Formerly MAGIC BAG CORPORATION)
                  (An Exploration Stage Company)

                     STATEMENT OF CASH FLOWS
                    (Stated in U.S. Dollars)



------------------------------------------------------------------
                                        Period From
                                            Date Of
                                       Organization      Inception
                                        February 17    February 17
                                               1999           1999
                                        To April 30    To April 30
                                               1999           1999
------------------------------------------------------------------

Cash Flow From Operating Activities
   Net loss for the period              $    (4,078)   $    (3,328)

Adjustments To Reconcile Net Loss To
  Net Cash Used By Operating
  Activities
   Change in accounts payable                 2,081          1,331
                                         ----------     ----------
                                             (1,997)        (1,997)
                                         ----------     ----------
Cash Flow From Investing Activities
   Mineral property                          (1,000)        (1,000)
   Exploration advance                       (8,299)        (8,299)
                                         ----------     ----------
                                             (9,299)        (9,299)
                                         ----------     ----------
Cash Flow From Financing Activities
   Share capital issued                       54,250         54,250
                                         -----------    -----------
Increase In Cash                              42,954         42,954

Cash, Beginning Of Period                          -              -
                                         -----------    -----------
Cash, End Of Period                      $    42,954    $    42,954
===================================================================

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)
                   (An Exploration Stage Company)

                STATEMENT OF STOCKHOLDERS' EQUITY

                         APRIL 30, 1999
                    (Stated in U.S. Dollars)




                            Common Stock
                      --------------------------
                                      Additional
                                      Paid-in
                  Shares      Amount  Capital    Deficit    Total
                  ------------------------------------------------

Shares issued for
  cash @ $0.005  1,200,000   $ 1,200   $  4,800  $     -  $  6,000

Shares issued for
  cash @ $0.05     800,000       800     39,200        -    40,000

Shares issued for
  cash @ $0.25      33,000        33      8,217        -     8,250

Net loss for the
  period                 -         -          -   (4,078)   (4,078)
                 -------------------------------------------------

Balance, April 30,
  1999           2,033,000  $  2,033   $ 52,217  $(4,078) $ 50,172
                 =================================================

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)
                   (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                          APRIL 30, 1999
                     (Stated in U.S. Dollars)


1.    NATURE OF OPERATIONS

a)    Organization

    The Company was incorporated in the State of Nevada, U.S.A.
on February 17, 1999.

b)    Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of the amounts shown as mineral property is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


2.    SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)    Mineral Property Costs

The Company capitalizes the acquisition costs of mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable acquisition costs will be written off.
 To date the Company has not established the commercial feasibility of its mineral property therefore all exploration expenditures are being expensed.

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)

                   (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                          APRIL 30, 1999
                     (Stated in U.S. Dollars)


2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)    Foreign Currency Translation

The Company's functional currency is the U.S. dollar.
Transactions in foreign currency are translated into U.S.
dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;
ii)   non-monetary items at the historical exchange rate;
iii) revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising in translation are included in the results of operations.

c)    Income Taxes

    The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS
109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

d)    Financial Instruments

    The Company's financial instruments consist of cash and accounts payable.

    Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

e)    Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)

                   (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                          APRIL 30, 1999
                     (Stated in U.S. Dollars)


3.   MINERAL PROPERTY

The Company has entered into an option agreement dated April 1, 1999 to acquire a 70% interest in a mineral claim block located in the Sudbury Mining District, Ontario, Canada.

In order to earn its interest, the Company must make cash payments and incur exploration expenditures as follows:

Cash payment of CDN $1,500 (paid)

Exploration expenditures totalling CDN $150,000 by
April 1, 2000 with an additional CDN $150,000 in
exploration expenditures to be incurred by April 1,
2001

Consideration paid to date (CDN $1,500)      $  1,000
                                            ==========


4.    EXPLORATION ADVANCE

    The Company has advanced $8,299 in connection with an exploration program which is to commence subsequent to April
30, 1999.


5.    CONTINGENCIES

a)    Mineral Property

The Company's mineral property interest has been acquired pursuant to an option agreement. In order to retain its interest the Company must satisfy the terms of the option agreement described in Note 3.

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)

                   (An Exploration Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

                          APRIL 30, 1999
                     (Stated in U.S. Dollars)


5.    CONTINGENCIES (Continued)

b)    Uncertainty Due To The Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


6.    COMMITMENT

The company has entered into an agreement with a company controlled by its president to provide management services for a one year term at $750 per month expiring March 31, 2000.


7.    SUBSEQUENT EVENT

Subsequent to April 30, 1999 the Company's name was changed from Magic Bag Corporation to Adventure Minerals Inc.

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)
                   (An Exploration Stage Company)

                        FINANCIAL STATEMENTS


                           JULY 31, 1999
                            (Unaudited)
                      (Stated in U.S. Dollars)

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)
                   (An Exploration Stage Company)

                           BALANCE SHEET

                           JULY 31, 1999
                            (Unaudited)
                      (Stated in U.S. Dollars)



------------------------------------------------------------------

ASSETS

Current
   Cash                                                $   39,838

Mineral Property (Note 4)                                   1,000

Exploration Advance (Note 5)                                8,299
                                                       ----------
                                                       $   49,137
==================================================================

LIABILITIES

Current
   Accounts payable                                    $    4,039
                                                       ----------
SHAREHOLDERS' EQUITY

Share Capital
   Authorized:
     100,000,000 Common shares, par value
     $0.001 per share

   Issued and outstanding:
     2,033,000 Common shares                                2,033

Additional paid in capital                                 52,217

Deficit Accumulated During The Exploration Stage           (9,152)
                                                       ----------
                                                           45,098
                                                       ----------
                                                       $   49,137
==================================================================

Contingencies (Note 6)

Commitments (Note 7)

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)
                   (An Exploration Stage Company)

                    STATEMENT OF LOSS AND DEFICIT

                           JULY 31, 1999
                            (Unaudited)
                      (Stated in U.S. Dollars)


------------------------------------------------------------------
                                            For the
                                              Three      Inception
                                             Months    February 17
                                              Ended           1999
                                            July 31     To July 31
                                               1999           1999
------------------------------------------------------------------

Expenses
   Office administration and sundry     $     2,297   $      3,081
   Mineral property exploration
     Expenditures                                 -            963
   Professional fees                          2,777          5,108
                                         ----------   ------------
Net Loss For The Period                       5,074   $      9,152
                                                      ============
Deficit Accumulated During The
  Exploration Stage,
  Beginning Of Period                         4,078
                                         ----------

Deficit Accumulated During The
  Exploration Stage,
  End Of Period                          $    9,152
                                         ==========

Net Loss Per Share                            $0.01
                                              =====

Weighted Average Number of Shares
  Outstanding                             2,033,000
                                         ==========

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)
                   (An Exploration Stage Company)

                      STATEMENT OF CASH FLOWS

                           JULY 31, 1999
                            (Unaudited)
                     (Stated in U.S. Dollars)

------------------------------------------------------------------
                                            For the
                                              Three      Inception
                                             Months    February 17
                                              Ended           1999
                                            July 31     To July 31
                                               1999           1999
------------------------------------------------------------------

Cash Flow From Operating Activities
   Net loss for the period              $    (5,074)   $    (9,152)

Adjustments To Reconcile Net Loss To
  Net Cash Used By Operating
  Activities
   Change in accounts payable                 1,958          4,039
                                         ----------     ----------
                                             (3,116)        (5,113)
                                         ----------     ----------
Cash Flow From Investing Activities
   Mineral property                               -         (1,000)
   Exploration advance                            -         (8,299)
                                         ----------     ----------
                                                  -         (9,299)
                                         ----------     ----------
Cash Flow From Financing Activities
   Share capital issued                            -        54,250
                                         -----------    ----------
Increase (Decrease) In Cash                   (3,116)       39,838

Cash, Beginning Of Period                     42,954             -
                                         -----------    ----------
Cash, End Of Period                      $    39,838    $   38,839
==================================================================

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)
                   (An Exploration Stage Company)

                 STATEMENT OF STOCKHOLDERS' EQUITY

                           JULY 31, 1999
                            (Unaudited)
                     (Stated in U.S. Dollars)


                            Common Stock
                      --------------------------
                                      Additional
                                      Paid-in
                  Shares      Amount  Capital    Deficit    Total
                  ------------------------------------------------

Shares issued for
  cash @ $0.005  1,200,000   $ 1,200   $  4,800  $     -  $  6,000

Shares issued for
  cash @ $0.05     800,000       800     39,200        -    40,000

Shares issued for
  cash @ $0.25      33,000        33      8,217        -     8,250

Net loss for the
  period                 -         -          -   (4,078)   (4,078)
                 -------------------------------------------------
Balance,
  April 30, 1999 2,033,000  $  2,033   $ 52,217  $(4,078) $ 50,172
                 =================================================

Net loss for the
  period                 -         -          -   (5,074)   (5,074)
                 -------------------------------------------------
Balance
  July 31, 1999  2,033,000  $  2,033   $ 52,217 $ (9,152)  $ 45,098
                 ==================================================

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)
                   (An Exploration Stage Company)

                    NOTES TO FINANCIAL STATEMENTS

                           JULY 31, 1999
                            (Unaudited)
                     (Stated in U.S. Dollars)


1.	BASIS OF PRESENTATION

The unaudited financial statements as of July 31, 1999 includes herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the April 30, 1999 audited financial statements and notes thereto.


2.	NATURE OF OPERATIONS

a)	Organization

	The Company was incorporated in the State of Nevada, U.S.A.
on February 17, 1999.

b)	Exploration Stage Activities

The Company is in the process of exploring its mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable.

The recoverability of the amount shown as mineral property is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.


3.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)
                   (An Exploration Stage Company)

                    NOTES TO FINANCIAL STATEMENTS

                           JULY 31, 1999
                            (Unaudited)
                     (Stated in U.S. Dollars)


3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Mineral Property Costs

The Company capitalizes the acquisition costs of mineral properties in which it has a continuing interest to be amortized over the recoverable reserves when a property reaches commercial production. On abandonment of any property, applicable acquisition costs will be written off.
 To date the Company has not established the commercial feasibility of its mineral property therefore all exploration expenditures are being expensed.

b)	Foreign Currency Translation

The Company's functional currency is the U.S. dollar.
Transactions in foreign currency are translated into U.S.
dollars as follows:

i)	monetary items at the rate prevailing at the balance
sheet date;
ii)	non-monetary items at the historical exchange rate;
iii)	revenue and expense at the average rate in effect
during the applicable accounting period.

Gains or losses arising in translation are included in the results of operations.

c)	Income Taxes

	The Company has adopted Statement of Financial Accounting
Standards No. 109 - "Accounting for Income Taxes" (SFAS
109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

d)	Financial Instruments

The Company's financial instruments consist of cash and accounts payable.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

                      ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)
                   (An Exploration Stage Company)

                    NOTES TO FINANCIAL STATEMENTS

                           JULY 31, 1999
                            (Unaudited)
                     (Stated in U.S. Dollars)


3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)	Net Loss Per Share

Net loss per share is based on the weighted average number of common shares outstanding during the period plus common share equivalents, such as options, warrants and certain convertible securities. This method requires primary earnings per share to be computed as if the common share equivalents were exercised at the beginning of the period or at the date of issue and as if the funds obtained thereby were used to purchase common shares of the Company at its average market value during the period.


4.	MINERAL PROPERTY

The Company has entered into an option agreement dated April 1, 1999 to acquire a 70% interest in a mineral claim block located in the Sudbury Mining District, Ontario, Canada.

In order to earn its interest, the Company must make cash payments and incur exploration expenditures as follows:

Cash payment of CDN $1,500 (paid)

Exploration expenditures totalling CDN $150,000 by
April 1, 2000 with an additional CDN $150,000 in
exploration expenditures to be incurred by April 1,
2001

Consideration paid to date (CDN $1,500)                    $1,000
                                                         ==========

5.	EXPLORATION ADVANCE

		The Company has advanced $8,299 in connection with an exploration program which had not commenced at July 31, 1999.

	                 ADVENTURE MINERALS INC.
                  (Formerly MAGIC BAG CORPORATION)
                   (An Exploration Stage Company)

                    NOTES TO FINANCIAL STATEMENTS

                           JULY 31, 1999
                            (Unaudited)
                     (Stated in U.S. Dollars)


6.	CONTINGENCIES

a)	Mineral Property

The Company's mineral property interest has been acquired pursuant to an option agreement. In order to retain its interest the Company must satisfy the terms of the option agreement described in Note 4.


b)	Uncertainty Due To The Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


7.	COMMITMENT

	The company has entered into an agreement with a company controlled by its president to provide management services for a one year term at $750 per month expiring March 31, 2000.


8.	NAME CHANGE

During the period the company's name was changed from Magic Bag
Corporation to Adventure Minerals Inc.

                            PART III
                       INDEX TO EXHIBITS


Exhibit 1:    Articles of Incorporation
Exhibit 2:    Certificate of Amendment of the Articles of Incorporation
Exhibit 3:    Bylaws of the Company
Exhibit 4:    Kukagami Lake Property Option Agreement
Exhibit 5:    Management  Contract between the Company and WFC
              Management Corporation
Exhibit 6:    Maps Showing Location and Accessibility of Kukagami Lake
              Property

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Form 10-SB registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVENTURE MINERALS INC.

Date:	November 1, 1999

      \s\ Grayson Hand
By:   _______________________________
      GRAYSON HAND, Director, President
      Chief Executive Officer

                                23